SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/ME) No. 33.042.730/0001-04

Company Registry (NIRE) 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or the “Company”) (B3: CSNA3; NYSE: SID) hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors received the resignation of Mr. Antonio Marco Campos Rabello from the position of Chief Financial Officer and Investor Relations Executive, effective as of this date, following his personal decision to pursue new professional challenges.

The Company thanks Mr. Marco Rabello for his dedication, professionalism and significant contributions throughout his tenure, and wishes him success in his new endeavors.

To ensure an orderly transition and business continuity, the Company’s Board of Directors, on this date, (i) appointed Mr. Fabio Schvartsman to perform, on an interim basis and concurrently with his position as Chief Executive Officer, the duties of Chief Financial Officer; and (ii) elected Mr. Pedro Barros Mercadante Oliva to hold, also on an interim basis, the position of Investor Relations Executive Officer.

The Company reiterates that this change does not alter its strategy, operations or financial commitments, and reaffirms its confidence in the continuity of its operating performance and in the execution of its asset divestment plan.

CSN remains at the disposal of its shareholders and the market for any further clarification through its Investor Relations Department.

São Paulo, November 9, 2026.

Pedro Barros Mercadante Oliva Interim Investor Relations Executive Officer Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer and Chief Financial Officer

By:	/S/ Pedro Barros Mercadante Oliva
Pedro Barros Mercadante Oliva Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.